Exhibit 99.114

APHRIA COMPLETES LARGEST EXPORT SHIPMENT TO DATE TO MEDLAB AUSTRALIA

Medlab is using Aphria’s medical cannabis (CBD and THC) in human trials for advanced cancer pain

Leamington, Ontario — July 26, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that it completed its largest international shipment of cannabis oil to date to Australian medical life science company, Medlab Clinical Limited (“Medlab”) (ASX:MDC). The shipment is part of the previously announced agreement between Aphria and Medlab in which Aphria produces and supplies high-yield cannabis extracts for Medlab to be used in a human trial to test the management of intractable pain in oncology patients — the first trial of its kind globally.

For the purposes of the clinical trial, Aphria has provided a high-CBD cannabis oil and a high-THC cannabis oil, both of which were designed specifically for Medlab. Once at Medlab, the products are then combined with Medlab’s patented medicine delivery system, NanoCelle™. Medlab’s clinical trial is posited to provide an effective and efficacious pain therapy targeted to advanced cancer pain, that rivals standard opioid use. The product formulation, manufacturing, and final product validation have met the TGO93 standard set by the Australian Therapeutic Goods Administration (“TGA”) and permits have been approved by Health Canada.

“Aphria is proud to support Medlab’s important and vital clinical research on the use of medical cannabis as an alternative treatment for pain management,” said Vic Neufeld, Chief Executive Office at Aphria. “Medlab was our very first international partner, and as Aphria expands its operations around the globe, we will continue support the advancement of medical cannabis research through these valuable partnerships.”

Dr. Sean Hall, Chief Executive Officer at Medlab said “Trial design, implementation and management is critical to developing a new, accepted drug — the work we are undertaking is to expand the medical toolkit especially with regards to current usage of opioids in patients with intractable pain. Trial work is progressing with recruitment underway, further patients accessing the trial product (NanaBis™) under the Australian Special Access Scheme (SAS) is providing early, exciting and promising results.”

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

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For media inquiries please contact:

Andrew Swartz

Director of Communications

andrew.swartz@aphria.com

416-268-7099

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

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